FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

Q1 2022 Update with Marc: Video Transcript

Hello to all my Enerflex teammates. This is Mark Rossiter president, and CEO.

I’m happy to be in Calgary and give you some information on our Q1 results and operational update. I’d like to start with the brief discussion on safety.

We had four recordable incidents in the quarter. Interestingly, three of those incidents were slips, one in Canada, one in Latin America and one in in the Middle East International segment.

The Canadian one was on ice, the one in Latin America was on grading, and the one in the international segment was on rainwater. This sort of shows you that slips are a risk that we face around the world and we’re going to have an increased level of awareness and communication on preventing slip injuries.

From a financial point of view, in Q1 we generated $40 million in EBITDA, which is pretty much right at what our investors or what we call the street expected from us.

It’s good to meet the streets expectations. It’s even better to exceed them, but we’ll take and meet this quarter quite happily. One of the good things that happened in the quarter that I think will be well received by investors, and we should be quite happy as Enerflex employees, is that we had a great quarter for bookings for new Engineered Systems equipment. The bookings number total 273 million Canadian dollars, which is the biggest quarter in in multiple years that was driven by activity in every single region.

One of the challenges we experienced in the quarter was profit margins on AMS and Engineered Systems. I don’t think it’s a surprise to anybody that we had supply chain challenges in the quarter. If you’re in the ES business or the AMS business, or if you’re doing operations in our in our BOOM and Rentals, you know that getting parts, getting materials, has been extremely challenging in the first quarter. And I would very much like to thank everybody for all the hard work in trying to meet those challenges as best you can. It doesn’t change the fact that our profitability in AMS and ES is below historical averages. I expect the supply chain challenges to continue for the whole year, and it begs the question, what can Enerflex people do about it?

Well, I think there’s probably three things I would ask for all Enerflex people to do, especially if you’re a customer facing person in sales, project management, regional management, what have you. The first and most important thing is, communicate with your customers. Customers want to know what’s going on with us with our supply chain. Communicate with them all the time about the realities of our system.

A secondarily, I would recommend that you recommend to clients that they should lock in costs. I expect costs are going to escalate all year. The sooner they make a decision on equipment, maybe even lock in major equipment before they make a final decision on the exact design of the equipment. They can save some money on those things, so encourage customers to lock in their costs and to not wait because we fully expect it will continue to be more and more expensive all year.

Finally, and this is really the last thing you should do, make sure that we’ve got language in the contract to give us room to recuperate unforeseen costs as we execute Service contracts and Engineer System contracts, and I would like to stress the word unforeseen. This isn’t us just trying to grab cash or to make extra money, but we’re being hit with unforeseen delays in receipt of equipment and also costs that we just didn’t know about when we took the order and we have to be able to contractually have those discussions with our customers and recoup that cost.

Communicate, lock in, recuperate unforeseen costs.

I would like to give you an update on our progress towards our operational goals for 2022 that were established in October of 2021 and that were used to set regional and personal goals throughout the year.

The first goal was to reach a minimum threshold for AMS and ES operating EBITDA margins. As of the first quarter, we’re behind the target by two points. We are forecasting our recovery throughout the year to meet the goal, but like I just said about the supply chain challenges, parts, equipment, it’s going to be tough to hit that number, but I know everybody’s striving for it.

The second goal is for us to generate as much gross margin and revenue as we can from our infrastructure – our energy infrastructure assets. This is a new term we’re using to describe our Rental assets, our BOOM assets, and our Contract Compression assets around the world, so far this year we’re right on target for that goal and that’s great news.

Finally, I’d like to relay that we’ve got a very aspirational target in our energy transition business. Our target is to reach $125 million in new sales this year. We’ve got a good opportunity to hit that number this year on a lot of different projects.

First, in the Engineered Systems business, we’re converting a lot of opportunities in the renewable, natural gas space. We’re selling equipment into renewable diesel projects, and we’re also selling equipment to people that are looking at carbon capture and storage.

In addition to these Engineer System sales, Patricia and her Energy Transition team are getting Enerflex at the very forefront of big investments in carbon capture utilization and storage around the world. We’re actively engaged with customers in the United States, Canada, the Middle East. We’ve definitely had constructive conversations and many other countries and hopefully we’ll have some good news to share. Like I said, fingers crossed.

I’d like to give you an update on the Exterran acquisition that we announced January.

We’ve had a couple of FLEXnet articles to keep everybody up to date, and the one thing that’s new coming out of the quarterly release is we previously expected the transaction to close in the second quarter or the third quarter of 2022.

We’ve amended that timeline. As you can imagine, trying to do all the regulatory approvals and all the planning for an integration that covers over 20 countries is relatively complex and that’s the cause for the extra time we needed.

You’ve probably seen a couple of integration planning updates on FLEXnet from Robert Mitchell, who’s leading the integration effort, what he and his team and management is working on right now is plans to provide the very best day one experience for our new teammates from Exterran, but also for the combined entities customers. We want to make sure that we keep the customer at the forefront of all of our planning to provide them the most seamless experience possible.

Well, that’s it for the quarter. Thank you very much for listening. It was a good quarter. We met investors’ expectations. We always strive for 0 incidents. We had four, which isn’t bad, but it’s not zero, so I’d like to thank everybody at Enerflex for all your efforts in the quarter and working safely. Working through these supply chain challenges that are just providing daily challenges to so many people in the organization.

The EMT and I really appreciate everybody’s efforts and we’ll talk to you in Q2.